EXHIBIT 5.4

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E-Mail: wgreenberg@cgsh.com

May 24, 2013

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

Ladies and Gentlemen:

We have acted as special United States counsel to Deutsche Bank Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany (the “Bank”), in connection with the Bank’s offering pursuant to a registration statement on Form F-3 (No. 333-184193) (the “Registration Statement”) and the prospectus dated September 28, 2012, as supplemented by the prospectus supplement dated May 21, 2013 (together, the “Prospectus”) of $1,500,000,000 aggregate principal amount of the Fixed to Fixed Reset Rate Subordinated Tier 2 Notes Due 2028 (the “Notes”) to be issued under a Subordinated Indenture dated as of May 21, 2013 (the “Base Indenture”), as supplemented by the First Supplemental Subordinated Indenture dated May 24, 2013 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), in each case among the Bank, Wilmington Trust, National Association, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as paying agent, transfer agent and registrar and authenticating agent (the “Agent”).

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;

(b)	a copy of the Notes in global form as executed by the Bank and authenticated by the Agent; and

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(c)	an executed copy of the Indenture.

In addition, we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes have been duly executed and delivered by the Bank under the law of the State of New York and are the valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture (except that we express no opinion with respect to the validity, binding effect or enforceability of the subordination provisions of the terms of the Notes, which are expressed to be governed by German law).

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Bank, (a) we have assumed that the Bank and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Bank regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We express no opinion as to the subject matter jurisdiction of any United States Federal court to adjudicate any action relating to the Notes where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist. We express no opinion as to the enforceability of Section 11.13 of the Base Indenture relating to currency indemnity.

We note that by statute New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at the rate of exchange prevailing on the date of entry of the judgment or decree. There is no corresponding Federal statute and no controlling Federal court decision on this issue. Accordingly, we express no opinion as to whether a Federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order conversion of the judgment into U.S. dollars.

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We hereby consent to the use of our name in the Prospectus under the heading “Legal Matters,” as counsel for the Bank who has passed on the validity of the Notes and to the filing of this opinion with the Commission as Exhibit 5.4 to the Bank’s Current Report on Form 6-K dated May 24, 2013. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Ward A. Greenberg
Ward A. Greenberg, a Partner